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Sophia Hudson

Davis Polk & Wardwell LLP	212 450 4762 tel
450 Lexington Avenue	212 701 5762 fax
New York, NY 10017	sophia.hudson@davispolk.com

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Auris Medical Holding AG

July 14, 2014

Re:	Auris Medical Holding AG Registration Statement on Form F-1 File No. 333-197105

CONFIDENTIAL

Mr. John Gharib

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549-3628

Dear Mr. Gharib,

On behalf of our client, Auris Medical Holding AG, a private company organized under the laws of Switzerland (the “Company”), we are providing the information that follows to the Staff (the “Staff”) of the Securities and Exchange Commission in response to comment number 24 contained in the Staff’s letter dated April 14, 2014 (the “Comment Letter”) relating to the Company’s Registration Statement on Form F-1 (file number 333-197105, the “Registration Statement”) in connection with the initial public offering of the Company’s common shares (the “Offering”).

We hereby provide the following proposed preliminary price range information relating to the Offering for the Staff’s review. The initial offering price to the public of the Company’s common shares (the “Common Shares”) is expected to be between $[***Redacted***] and $[***Redacted***] per share. The actual price range to be included in the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change and that the bona fide price range stated in the preliminary prospectus will be within the range provided above.

The midpoint of the price range provided above is $[***Redacted***] or CHF [***Redacted***] per share (based on the 30 day daily average USD to CHF exchange rate as of July 7, 2014 reported by oanda.com). In comparison, the Company’s estimate of the fair value of its shares was CHF 5.28 on the option grant dates during the last twelve months (September 24, 2013, November 26, 2013 March 18, 2014), and the fair value of the options was CHF 3.03, 3.03 and 2.89, respectively, on such dates.

Division of Corporation Finance U.S. Securities and Exchange Commission	2	July 14, 2014 FOIA Confidential Treatment Request Pursuant to Rule 83 by Auris Medical Holding AG

To compute its expense for equity-settled share-based payment transactions, the Company estimates the fair value of its option awards using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including (a) the expected volatility of its shares, (b) the risk-free interest rate, (c) the expected term of the award, (d) expected dividends and (e) the fair value of its shares on the date of grant.

Due to the lack of a public market for the trading of its shares and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the volatility of a group of publicly traded companies in the life sciences and biotechnology industries generally in a similar stage of development as itself. The Company selected companies that it considers broadly comparable to itself (five U.S. listed specialized procedure companies and eight U.S. listed orphan drug companies) and has employed in its analysis the mean expected volatility that was derived from publicly available data. The Company plans to continue to apply this methodology until a sufficient amount of historical information regarding the volatility of its share price becomes available.

The Company’s inputs for risk-free interest rates for periods within the expected life of the options were based on the average yield of Swiss government 10 year maturities in effect during the period the options were granted.

The Company estimated the expected life of its options based on the assumption that the expected life equals the vesting term.

The Company utilized a dividend yield of zero based on the fact that it has never paid cash dividends and has no current intention to pay cash dividends.

The share price on the date of the respective grant was equal to the valuation of its equity securities in the most recent transaction with an independent third party preceding the grant, which was the Series C financing, the first tranche of which was completed in April 2013 and the second tranche of which was completed (via the issuance of a loan convertible into Series C shares) at the same price in December 2013.

The following table summarizes the Company’s assumptions:

Grant Date:	September 24, 2013	November 26, 2013	March 18, 2014
Share price:	5.28	5.28	5.28
Exercise price:	5.28	5.28	5.28
Dividend Yield:	0.0	0.0	0.0
Interest rate (risk free)	1	1	0.96
Maturity (y):	4.0	4.0	4.0
Volatility:	78.0%	78.0%	74.2%
Grant Date Fair Value:	3.03	3.03	2.89

The change in assumptions for the interest rate is based on a change in the 10 year Swiss government rate whereas the change in volatility assumptions is due to a change in expected volatility in the selected group of comparable companies.

We note that, as is typical in initial public offerings, the estimated price range for the Offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and the underwriters. Among the factors that were considered in setting this range were the Company’s prospects and the history of and prospects for the biotechnology industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

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Specifically, the Company believes that the difference between the fair value of its shares as of September 24, 2013, November 26, 2013 and March 18, 2014, and the midpoint of the estimated price range provided above is a result of the creation of liquidity through the initial public offering. That is, the estimated offering price range assumes that an initial public offering has occurred, a public market for the Company’s common shares has been created and the Company’s preferred shares have converted into common shares in connection with the offering. The price range for the Offering therefore excludes any marketability or illiquidity discount for the Company’s common shares.

The Company observes that had it assumed a share price of CHF [***Redacted***] (the midpoint of the price range provided above) for the grants in the last twelve months, the resulting increase in its first quarter 2014 operating expense would have been between [***Redacted***]% (had the Company assumed that only the March 2014 grant was made at such share price) and [***Redacted***]% (had the Company assumed that all three grants were made at such share price), and the resulting increase in its full year 2013 operating expenses would have been between [***Redacted***]% and [***Redacted***]% under the same assumptions. Please see Appendix 1 for a table outlining this analysis.

The Company has performed an assessment of the impact on the Company’s financial statements of the hypothetical circumstances outlined in the paragraph above to determine whether the impact of an assumed share price of CHF [***Redacted***] would have had a material impact on the Company’s consolidated financial statements in the first quarter of 2014 or the full year ending December 31, 2013. The Company concluded that the impact would have been immaterial for the user of its financial statements (in this case potential investors wishing to subscribe for the Company’s shares in the Offering). This conclusion was reached by the Company by considering guidance included within SAB 99, Materiality.

As stated in SAB 99, materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is substantial likelihood that a reasonable person would consider it important. As noted above, the quantitative analysis suggests that the impact would not have been material in the first quarter of 2014 or the year ended December 31, 2013.

The Company also considered the following qualitative factors:

•	Whether the difference masks a change in earnings or other trends – the difference would not have masked a change in earnings or other trends as the Company has historically been in a net loss position and the difference would have had little, if any, impact on any single line item or the Company’s consolidated financial statements, for the relevant periods.

•	Whether the difference hides a failure to meet analysts’ consensus expectations for the enterprise – this is not applicable as the Company is not a public company and analysts have therefore not developed any such expectations.

•	Whether the difference changes a loss into income or vice versa – the Company reported net losses for both of the periods presented, and the difference would not have had an impact on this.

•	Whether the difference concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability – this is not the case for the Company.

•	Whether the difference affects the registrant’s compliance with regulatory requirements – this difference has no relationship to regulatory requirements.

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•	Whether the difference affects the registrant’s compliance with loan covenants or other contractual requirements – the difference would have had no impact on any loan covenants or other contractual requirements.

•	Whether the difference has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation – management’s compensation would not have been affected by the difference.

•	Whether the difference involves concealment of an unlawful transaction – the difference would not have involved concealment of an unlawful transaction.

Accordingly, the Company concluded that none of the above qualitative considerations is applicable. Therefore, based on its quantitative and qualitative analysis, the Company concluded that the differences would not have been material to the Company’s consolidated financial statements for the periods presented.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

Please do not hesitate to contact me at (212) 450-4762, (212) 701-5762 (fax) or sophia.hudson@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Sophia Hudson Sophia Hudson

cc:	Via E-mail Mr. Thomas Meyer, Chief Executive Officer Mr. Sven Zimmermann, Chief Financial Officer Auris Medical Holding AG

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Appendix 1

Quantitative Analysis of Materiality

[***Redacted***]